Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO AND FALCONBRIDGE DEMONSTRATE VALUE POTENTIAL
OF ‘ONE MINE’ APPROACH IN SUDBURY TOUR
Toronto, June 14, 2006 — Inco Limited and Falconbridge Limited provided members of the investment community with a first-hand look at how the companies plan to generate approximately $550 million in average annual pre-tax value by applying a “one mine” approach to their combined Canadian operations when Inco’s friendly acquisition of Falconbridge is completed.
Inco and Falconbridge conducted a two-day “Synergy Summit” on Monday and Tuesday for about 60 investors and analysts, including an extensive tour of Inco and Falconbridge facilities in the Sudbury Basin.
“We wanted investors to see, hear and feel for themselves the outstanding and unique opportunities we have to create value at an operational level by combining our two companies,” said Inco Chairman and CEO Scott Hand. “This tour provided a great deal of tangible evidence showing why the New Inco is the most logical transaction on the table and possibly the best combination of any two companies in the mining industry today.”
To date, Inco and Falconbridge have identified the potential to realize, within 24 months following the completion of their transaction, approximately $550 million in average annual pre-tax run-rate operating and corporate synergies. Using a 7 per cent discount rate, these synergies would have an estimated net present value of some $3.5 billion after tax, representing about $9.20 per share of the combined company.
“I think we demonstrated conclusively that our current estimate of $550 million in annual benefits is real and achievable,” said Derek Pannell, CEO of Falconbridge Limited. “We also showed that there is a great deal of upside potential.”

Of the estimated $550 million in synergy value that has been identified so far, approximately $205 million is expected to come from optimizing material feeds and processing facilities, $135 million from maximizing production by accelerating mine development, $100 million from cost and other improvements, and $110 million from savings in general and administrative costs (SG&A).
The two-day tour included stops at Inco’s Coleman/McCreedy mining complex and Falconbridge’s Strathcona mill, Inco’s Copper Cliff smelter and Copper Cliff nickel refinery, and the Falconbridge Nickel Rim South development project, which is adjacent to Inco’s Victor property.
At each stop on the tour, investors were shown in detail specific projects with the potential to generate value for the ‘New Inco’. For example, integrating Inco’s Coleman/McCreedy mine complex with Falconbridge’s Fraser Strathcona mill complex will increase production rates and lower operating and capital costs.
Investors also learned about the considerable potential to create even greater value once the two companies come together by looking beyond the Sudbury operations and considering the entire complex of combined operations in Canada as “one mine”.
“The ‘one mine’ approach is based on looking at all the Inco and Falconbridge Canadian assets as an integrated complex to fully utilise our combined mining and processing capabilities,” said Mark Cutifani, President of Inco’s North America/Europe Operations. “We have well-developed plans that back our $550 million synergies target and we can see some other very exciting possibilities.”
Current improvements planned at Inco’s Clarabelle Mill to separate 30 per cent of the copper in bulk nickel-copper feed allows for production increases of 15 per cent and the processing of more nickel through the smelter. Future possibilities include increasing copper separation to 70 per cent, effectively providing additional nickel smelting capacity.
This added capacity would open the door to redirecting more Voisey’s Bay concentrate to Sudbury from Thompson — creating additional mining opportunities in Thompson.
Improving overall smelter throughput would also provide the opportunity to expand production at Inco’s Copper Cliff nickel refinery and Clydach nickel refinery by some 10 and 15 per cent, respectively.
Mr. Cutifani said that, along with increased production, these changes would mean improved productivity and lower costs across the operations. “We believe these initiatives along with our strategies to utilize our people most effectively have the potential to help reduce our costs beyond what we’ve already accounted for in the synergies identified to date,” he said.
Based on current growth projects and expansion plans, and as a result of the synergies accounted for to date, Inco and Falconbridge expect by 2009 to increase both nickel and copper production by approximately 100 million pounds, and production of platinum group metals by approximately 111,000 ounces in their combined Canadian operations. The increase in nickel production expected as a result of future plans to improve nickel-copper separation to 70 per cent, described above, would add incremental production to this.
“The increases planned for the Canadian operations will be the most efficient and low- cost production increases in the nickel industry,” Mr. Hand said. He added that the world will need this additional nickel as the market is very tight and is expected to remain so, as China continues to build new stainless steel capacity and demand for nickel increases. “Given China’s tremendous industrial growth, we believe that a global nickel demand growth rate of 6% per year is a conservative estimate going forward, considering that

Japan’s industrial expansion led to 14 straight years of 7% compound annual nickel demand growth from 1960 to 1974,” he said.
Mr. Hand said that one clear lesson from the tour was that the scale of synergies available from a “one mine” concept could only happen by combining the assets of both companies under common ownership. “Others may speculate about joint ventures, but frankly you could never achieve process changes and improvements on the scale we are talking about without major commitment and investment, and that is what we are proposing,” he said.
He added that the combined teams at Inco and Falconbridge showed over the past two days that they have a clear plan to achieve the synergies that have been estimated to date, and more. “There is a deep understanding by the people in these operations as to how we will implement these plans, and a tremendous amount of expertise available from people who have done this before,” said Mr. Hand. “Our people are excited about making it happen and they are ready to succeed.”
Important Legal Information
Inco is currently subject to a hostile take-over bid by Teck Cominco Limited. Inco’s Board of Directors has recommended that shareholders REJECT the Teck offer and NOT tender their shares. Inco shareholders are urged to review Inco’s Director’s Circular filed for this transaction. Inco has made a friendly take-over bid for Falconbridge Limited. Falconbridge shareholders are urged to review Inco’s Offering Circular, as amended, filed for this transaction. These documents are available in their entirety on our web site at www.inco.com.
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and amendments thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ALL AMENDMENTS AND ANY OTHER RELEVANT DOCUMENTS

FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer by Teck Cominco relating to Inco, Inco has filed in Canada and the U.S. and mailed to its shareholders a Directors’ Circular dated May 29, 2006, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors’ Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Inco to the exchange offer by Teck Cominco Limited. Security holders are urged to read the Directors’ Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Security holders may obtain a free copy of the Directors’ Circular as well as any other documents filed by Inco in connection with the exchange offer by Inco, free of charge at the SEC’s website at www.sec.gov, from Inco at www.inco.com, or by contacting Georgeson Shareholder, the information agent retained by Inco, at North American Toll Free Number: (866) 264-4715 or Collect (416) 847-7159.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this press release. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases such as “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco’s take-over bid circular dated October 24, 2005 and Notice of Variation dated May 29, 2006, the Falconbridge Directors’ Circular dated October 24, 2005 and the Notice of Change dated May 26, 2006 filed with the Canadian and U.S. regulators (the “Offer Documents”), as well as: the relationship between expected revenue levels, costs structures and the anticipated synergies to be realized in respect of a combination of Inco and Falconbridge; the accuracy of the level of projected run-rate synergies, as well as the net present value on an after-tax basis of those synergies; the breakdown of the projected run-rate synergies between feed flow optimization, maximizing throughput, cost and other improvements and SG&A; the integration of Inco’s Coleman/McCreedy complex with

Falconbridge’s Fraser Strathcona complex and the impact of that integration on production rates, and operating and capital costs; the potential value to be created by integration of the Inco and Falconbridge operations in Canada as a single complex; no significant unforeseen interruptions of mine or refinery operations due to labour disputes or other supply interruptions; that optimized and increased mining capability, improved process performance and product recovery, reduced operating costs, reduced capital expenditures, reduced administrative and infrastructure support costs at the Ontario and Manitoba operations of both Inco and Falconbridge will be achievable in the manner and in the timeframes contemplated following a successful combination of the two companies, including the expansion of production at the Copper Cliff Nickel Refinery and Clydach Refinery by approximately 10 and 15 percent, respectively; that reconfiguring the Clarabelle and Strathcona mill processing circuits to optimize the Sudbury feed flow is achievable in a timely and cost-effective manner, and will allow the redirection of additional Voisey’s Bay concentrate to Sudbury from Thompson, Manitoba, together with the consequent impact on mining opportunities in Thompson; the impact of increased production as a result of the operational integration together with the foregoing changes on improved productivity and lower costs across the operations; and the accuracy of mine planning and other assessments related to the determination of the value of the synergies of the proposed combination between Inco and Falconbridge, based solely on preliminary evaluations only, and not feasibility studies which remain to be undertaken to confirm the mine plans and evaluations upon completion of the proposed combination between Inco and Falconbridge. As noted in Inco’s Notice of Variation dated May 29, 2006, Inco’s estimate that it has the potential to realize average annual pre-tax run-rate operating and corporate synergies of approximately $550 million through the completion of the Falconbridge transaction is based on, among other things, Inco’s internal short and long-term commodity price assumptions used by Inco for management decision-making purposes, as at May 2006. The relevant amount would be approximately $480 million using First Call Consensus commodity price assumptions for 2006 to 2010 and long-term commodity price assumptions based on an average of nine analyst forecasts as at May 2006.
In respect of the forward-looking statements made herein, factors which could cause actual results to differ materially from current expectations include, factors identified in each of the Offer Documents, in Inco’s Form 10-K for the year ended December 31, 2005, and in Falconbridge’s Annual Information Form for the year ended December 31, 2005, as well changes to the anticipated synergies between the proposed combination between Inco and Falconbridge; changes to the expected timetable of the operational changes to the Inco and Falconbridge operations, including the reconfiguration of the Clarabelle and Strathcona mill processing circuits, necessary to achieve the projected annual run-rate synergies; changes to reserve and resource levels, mine life and projection projections, mine productivity and production levels; labour conditions; and the timing and execution of planned project developments and expenditures. While Inco and Falconbridge anticipate that subsequent events and developments may cause their views to change, each of them specifically disclaims any obligation to update these forward- looking statements. These forward- looking statements should not be relied upon as representing either Inco’s or Falconbridge’s views as of any date subsequent to the date of this press release.

June 14, 2006
IN 06/21
For further information:

Media Relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com

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